Fortuna Silver to Ring NYSE Opening Bell Today, January 17, to Mark Recent Listing

Vancouver, January 17, 2012-- Fortuna Silver Mines Inc. (NYSE: FSM | TSX: FVI | BVL: FVI) is pleased to announce that today Mr. Jorge Ganoza, President and CEO, and Mr. Simon Ridgway, Chairman of the Board, will be joined by Officers and Directors, to celebrate the Company’s September, 2011 stock listing by ringing the New York Stock Exchange opening bell.

Mr. Jorge Ganoza, President and CEO, commented: “Since Fortuna’s inception in 2004, we have proven our ability to build and operate mines while consistently delivering on promises.  Our listing on the New York Stock Exchange is a significant milestone in the Company’s history and reflects the dedication and commitment of our shareholders and our employees in Canada, Peru and Mexico.  We are honored to ring the NYSE opening bell and are pleased to be associated with the premier brand in the securities markets.  As a NYSE-listed company, we will continue to follow a disciplined, sustainable growth strategy with an eye toward building Fortuna into one of the world’s leading silver mining companies.”

About Fortuna Silver Mines Inc.

Established in 2004, Fortuna is a growth-oriented silver and base metal producer focused on mining opportunities in Latin America.  Its primary assets are the Caylloma silver mine in southern Peru and the San Jose silver-gold mine in Mexico.  The Company is also engaged in exploration activities at the Mario property in central Peru and is selectively pursuing additional acquisition opportunities in the region.  For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI | BVL: FVI

Investor Relations:

Management Head Office: Carlos Baca - Tel:  +51.1.616.6060, ext. 2

Corporate Office:  Ralph Rushton - Tel:  +1.604.484.4085

Media Contact, North America:

Christina Pagano

Breakstone Group

Phone: 212-213-2851

Mobile:  646-382-3871

E-mail:  paganopr@aol.com

Forward-Looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements.  When used in this document, the words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “targets”, "intends”, “advance”, “projects”, “calculates” and similar expressions are forward-looking statements.

The forward-looking statements are based on an assumed set of economic conditions and courses of actions, including estimates of future production levels, expectations regarding mine production costs, expected  trends in mineral prices and statements that describe Fortuna’s future plans, objectives or goals. There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in  Fortuna’s mining and mine development activities, risks inherent in mineral  exploration, uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Fortuna is active, labor relations and other risk factors.

Although Fortuna has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.